MAIL STOP 3561

      July 8, 2005


Mr. Israel Frieder, Chief Executive Officer
Israel Technology Acquisition Corp.
23 Karlibach St.
Tel Aviv 67132, Israel

      Re:	Israel Technology Acquisition Corp.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed June 10, 2005
		File No. 333-123331

Dear Mr. Frieder:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.


General

1. We note your response to comment four of our letter dated June
7,
2005. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from an economic prospective and the average price existing shareholders pay for their "equity stake" in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decided to do so on those shares for which such rights apply. For instance, existing stockholders will own 20% of the company after the offering due to their current holdings. If the existing stockholders purchased an additional 20% in the offering, and then decided to exercise their conversion rights with respect to that same 20% (essentially equal to the 19.99% conversion limitation), the existing stockholders would have effectively contributed $3.00833 per share to the company for their equity holdings in the company. Since the shares held by the existing stockholders are all economically fungible, their true economic weighted average cost of $3.00 per shares is less than the conversion price of $5.20 per share and thus there is an incentive on the part of existing stockholders to exercise those conversion rights (with a spread in the amount of approximately $2.20 per share converted) which does not exist in the case of the public stockholders. As such, we are still of the opinion that the prior comment regarding incentives and disincentives applies. Please revise the disclosure to discuss this.


Financial Statements

Note 2 - Proposed Public Offering, page F-8
2. Please expand the note to disclose the significant terms of the purchase option, including the material terms discussed on page 46.
In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to the authoritative accounting guidance. As applicable, expand MD&A to discuss the transaction and any likely material effect on your future financial condition and results of operations.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director

cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881
??

??

??

??

Israel Technology Acquisition Corp.
Page 1